September 21, 2004

Re:	Schedules TO-T filed September 1, 2004 with respect to
Tele Leste Celular Participações S.A. (File No. 5-79099),
Tele Sudeste Celular Participações S.A. (File No. 5-59155) and Tele
Centro Oeste Celular Participações S.A. (File No. 5-60699)

Chris B. Edwards
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Edwards:

     We refer to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 10, 2004, concerning the tender offer statements on Schedule TO-T filed by Brasilcel N.V. (“Brasilcel”), Portugal Telecom, SGPS, S.A. (“Portugal Telecom”), Telefónica Móviles, S.A. (“Telefónica Móviles”) and PT Móveis, SGPS, S.A. (“PT Móveis”) with respect to a portion of the common shares and preferred shares of Tele Leste Celular Participações S.A. and Tele Sudeste Celular Participações S.A. and the tender offer statement on Schedule TO-T filed by Telesp Celular Participações S.A., Brasilcel, Portugal Telecom, Telefónica Móviles and PT Móveis (collectively, the “Bidders”) with respect to a portion of the preferred shares of Tele Centro Oeste Celular Participações S.A. on September 1, 2004.

     In addition, the undersigned Bidders hereby acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

Chris B. Edwards

  2

•	they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature pages follow]

Very truly yours,

Brasilcel N.V.

By:	/s/ Francisco José Azevedo Padinha

Name: Francisco José Azevedo Padinha Title: Chief Executive Officer

By:	/s/ Javier Rodríguez García

Name: Javier Rodríguez García Title: Vice President for Technology and Networks

Signature Page to Letter to the Securities and Exchange Commission

Very truly yours,

Portugal Telecom, SGPS, S.A.

By:	/s/ Miguel Horta e Costa

Name: Miguel Horta e Costa Title: President and Chief Executive

Officer

By:	/s/ Zeinal Bava

Name: Zeinal Bava Title: Chief Financial Officer

Signature Page to Letter to the Securities and Exchange Commission

Very truly yours,

PT Móveis, SGPS, S.A.

By:	/s/ Carlos Vasconcellos Cruz

Name: Carlos Vasconcellos Cruz Title: Chief Executive Officer

By:	/s/ Diogo Horta e Costa

Name: Diogo Horta e Costa Title: Director

Signature Page to Letter to the Securities and Exchange Commission

Very truly yours,

Telefónica Móviles, S.A.

By:	/s/ Antonio Hornedo Muguiro

Name: Antonio Hornedo Muguiro Title: General Counsel

By:	/s/ Ernesto Lopez Mozo

Name: Ernesto Lopez Mozo Title: Chief Financial Officer

Signature Page to Letter to the Securities and Exchange Commission

Very truly yours,

Telesp Celular Participações S.A

By:	/s/ Francisco José Azevedo Padinha

Name: Francisco José Azevedo Padinha Title: Chief Executive Officer

By:	/s/ Javier Rodríguez García

Name: Javier Rodríguez García Title: Vice President for Technology and Networks

Signature Page to Letter to the Securities and Exchange Commission